1.1      Aarow Employee Benefit Plan


AAROW EMPLOYEE BENEFIT PLAN


Pursuant to Resolution No. 99-_109____ of the Board of Directors of Aarow Environmental Group, Inc. on December 16, 1999, Aarow Environmental Group, inc. hereby adopts the Aarow Employee Benefit Plan this date, as follows:

1. The Master Deferred Compensation Agreement, Employee Contracts, and Executive Severance Agreements of Utica Publishing Corporation (Utica), a wholly owned subsidiary of Aarow Environmental Group, Inc. (Aarow) are hereby approved and made a part of this Aarow Employee Benefit Plan (AEBP).

2. This AEBP covers officers, directors, and full time employees of Aarow and each of its subsidiaries and parents, including without limitation Utica, beginning September 2, 1999 until this Plan is terminated by action of the Board of Directors or until dissolution and winding up of Aarow.

3. Each person covered by this AEBP may elect in writing to be paid salary, wages, bonuses or other amounts due to such person by Aarow or other entity covered by the terms of paragraph 2, above, in stock at a price equal to the mean of the bid and asked for the common stock of Aarow on the day which is the highest of the five trading days immediately preceding filing the election provided for herein.

4. Upon filing the election with the Corporate Secretary of Aarow, the secretary shall take the steps necessary to have the shares issued and delivered to such person pursuant the terms of Form S-8 or other similar regulation of the United States Securities Exchange Commission.

5. Rights of recipients or participants in this Plan may not be assigned.

6. Rights to of for shares under terms of this Plan shall be only for whole shares and not for fractional shares.

7. The maximum shares available under this plan is 800,000 shares.

8. This Plan shall be administered by a committee of three persons including the president and treasurer of Aarow and a third person to be appointed and or removed from time to time by the president of Aarow.

9. This Plan may be amended or revoked only by Resolution of the Board of Directors of Aarow.

10. Aarow shall have the right, but not the obligation, to require prior the issuance or delivery of shares under the terms of this Plan that a participant or recipient of shares under the terms hereof make arrangements satisfactory to the administration committee for the withholding of taxes required by law to be withheld on the shares to be issued.

11. The Plan and all actions taken hereunder shall be governed by the laws of the State of Arkansas.

12. The terms and provisions hereof apply to, bind, and inure to the benefit of the successors and representatives of the participants.

13. If any provision of this Plan shall prove to be invalid, void or illegal, the other terms and provisions hereof shall continue in full force and effect and such shall not invalidate any transaction reasonably carried out under the invalid, void or illegal provision.


DATED this 16th day of December, 1999


/s/ D. Frederick Shefte
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    D. Frederick Shefte, President